EXHIBIT 1.01
THIS AGREEMENT CONTAINS A WAIVER OF CERTAIN OF YOUR LEGAL
RIGHTS. YOU ARE ADVISED TO CONSULT
WITH AN ATTORNEY PRIOR TO SIGNING.
SEPARATION AGREEMENT AND RELEASE
          This Separation Agreement and Release (“Agreement”) is made and is effective as of July 16, 2007 (the “Effective Date”), by and between George A. Abd (hereinafter referred to as “Employee”) and Spartech Corporation, a Delaware corporation, which includes, for purposes of this Agreement, its subsidiaries and related organizations and, collectively, all of its and their officers, directors, employees, trustees, agents, representatives, predecessors, successors and assigns, and compensation plans and programs sponsored or established by any of the foregoing (hereinafter collectively referred to as the “Corporation”).
          WHEREAS, Employee was an employee of the Corporation; and
          WHEREAS, the parties to this Agreement intend hereby to implement the Employee’s resignation as an officer, Director and employee of the Corporation and to resolve any and all claims, to provide for the amounts to be paid and benefit provided to the Employee in connection with his termination from employment with the Corporation and to secure a release of all claims from the Employee for the benefit of Spartech.
          NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and intending to be legally bound hereby, it is understood and agreed as follows:
1. Resignation as Officer and Director; Cessation of Employment; Payments and Benefits
     The Employee will and does hereby resign as an officer of the Corporation and as a member of the Board of Directors effective upon the parties entering into this Agreement. Effective as of the close of business on the date which is 90 days after the Effective Date (the “Termination Date”), the Employee will and does hereby resign as an employee of the Corporation.
     During the period from the Effective Date to the Termination Date, the Employee shall be a common law employee of the Corporation but shall not serve as an officer or director of the Corporation. The parties currently anticipate that the Employee will perform a sufficient level of bona fide services from the Effective Date to the Termination Date so as not to incur a separation from service with the Corporation until the Termination Date. He will not have access to the Corporation’s communications technology (other than the use of a cell phone for voice transmission through the Termination Date) or data after the Effective Date. He will be offsite but shall make himself available for consultation with the Corporation, or any officer or director thereof, as the Corporation may reasonably request. During such period, the Corporation shall continue to make payments at the rate of one-third the Employee’s current base salary in accordance with its regular payroll practices, but the Employee shall not be entitled to any bonuses or other compensation with respect to such period.

     Provided that the Employee is not at the time in breach of any of his obligations under this Agreement, the Corporation shall pay or provide to the Employee:
     (a) Severance and Non-Competition Policy. In accordance with the terms of the Corporation’s Severance and Non-Competition Policy and Agreement, the Corporation shall continue payments of base salary at a rate of $750,000 annually for a period of 24 months following the Termination Date and shall make payments, in lieu of any bonus due with respect to such period, equal in the aggregate to $723,870, being 200% of the average annual bonus paid to the Employee with respect to the last three fiscal years of the Company, payable in equal monthly installments over such period on the first regularly scheduled payroll date in each month; provided, however, that the installments otherwise payable during the first six months following the Termination Date shall be aggregated and paid in a lump sum on the first day following the six month anniversary of the Termination Date, together with interest at a 6% per annum rate on such deferred amount from the Termination Date through the day of payment..
     (b) Stock Options. In accordance with the terms of the applicable stock option plans and agreements, the Employee holds 168,687 vested share options which shall expire on the Termination Date and 32,250 vested share options which shall expire on the third anniversary of the Termination Date (or, if earlier in a particular case, the outside expiration date of the applicable option grant).
     (c) Performance Bonus Plan. An award of a performance bonus, if any, with respect to the current Plan year shall be determined by the Board following the end of the Plan year using the standards and applying the procedures the Board deems appropriate. The Employee acknowledges that the Performance Bonus Plan does not entitle him to a bonus for the measurement year ending in 2007.
     (d) Deferred Compensation Plan. In accordance with the terms of the Deferred Compensation Plan, the Employee shall be entitled to payment of the amount of deferred compensation vested as of the Termination Date, to be paid in the form and at the times provided in the Deferred Compensation Plan provided however that no amount paid by reason of separation from service shall be paid until the first day following the six month anniversary of the Termination Date. The Company shall inform the Employee of its determination of such vested amount within three days following the Effective Date. The Employee acknowledges that the Deferred Compensation Plan does not provide for any deferred compensation with respect to the current fiscal year of the Company.
     (e) Restricted Stock/SARs/Performance Shares. The Employee acknowledges that under the terms of the applicable restricted stock option plans, stock appreciation rights plans and performance share plans, he will have no vested rights to anything thereunder as of the Termination Date.
     (f) 401(k) Plan. The employer contribution for the current Plan year and roll-overs of account balances shall be made in accordance with the terms of the Plan.
     (g) Automobile Allowance. The Corporation shall pay the automobile allowance through the last business day of the month in which the Effective Date occurs. Thereafter, no automobile allowance will be paid.
     (h) Other Compensation and Benefits.

          (i) Accrued Vacation and Other Accrued Compensation. Within 14 days after the Termination Date, the Corporation shall pay the Employee in a single lump sum the aggregate amount of any accrued but unused vacation pay, accrued and unpaid base salary through the Termination Date and any reimbursement of business travel taken and customer entertainment provided before the Termination Date which has not then been reimbursed.
          (ii) Amounts Payable Under Other Compensation or Benefit Plans and Programs. The Corporation will pay or cause to be paid in a timely fashion any amount due to be paid as of the Termination Date, or which would be paid as of the Termination Date upon proper and timely application therefore to provide after the Termination Date, under any other Corporation sponsored compensation or benefit plan or program.
          (iii) Coverage Under Health & Life Insurance Benefit Plans. Subject to the provisions of Section 13(c) hereof, for a period not to exceed 42 months after the Termination Date, the Corporation shall provide coverage (or cause comparable coverage to be provided if the Corporation determines in good faith that its then employee benefit plans cannot provide such coverage) to the Employee and, if the Employee so elects, to Employee’s dependents, under the Corporation’s health benefit program and life insurance program generally available to other salaried employees of the Corporation, as such programs are in effect from time to time, on the same terms and conditions and subject to the same COBRA contribution rates (in the case of health coverage) and to the Employee reimbursing the Corporation for the life insurance premiums at its actual cost, times and terms as the Corporation provides such programs to other COBRA eligible former employees of the Corporation, provided, however, if the Employee secures health and/or life coverage through subsequent employment which provides at least comparable coverage and on terms and conditions at least reasonably comparable to the programs then offered by the Corporation, the Corporation’s obligation to continue its health and/or life coverage, as the case may be, shall cease and not thereafter renew regardless of the circumstance. The Employee will not receive credit for benefit, vesting or early retirement eligibility purposes under any employee benefit plan or program of the Corporation after the Termination Date. The first 18 months of such period shall be in satisfaction of the Employee’s right to COBRA coverage and is provided at the Employee’s cost and expense at the rate paid by similarly situated COBRA participants. The remaining 24 months of coverage (unless terminated sooner if the Employee secures other coverage) shall be coverage in addition to COBRA at the Employee’s cost and expense.
     (i) Universal Life Policy. The Corporation owns and will keep in effect until the six month anniversary of the Termination Date a universal life policy insuring the life of the Employee with a $500,000 death benefit. In accordance with its practice with respect to its Polycom Huntsman key employee universal life program, the Corporation shall transfer ownership of such policy to the Employee on the first day following the six month anniversary of the Termination Date.
     (j) ERISA Rights. Nothing in this Agreement is intended to surrender or waive any right the Employee may have under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including, but not limited to, any vested and accrued benefits and balances under Corporation’s employee benefit plans, which accrued benefits and balances shall be payable when and in accordance with the terms of the respective plans.
     (k) Applicable Taxes. Notwithstanding any provision of this Agreement, prior to the delivery of any thing of value to the Employee, the Corporation shall withhold from any cash payment under this Agreement the amount determined in good faith by the Corporation to be required to be withheld for applicable federal, state and/or local taxes or to be paid by the Employee as federal, state or local payroll taxes for all things of value to be delivered under this Agreement. If any thing of value to be delivered under this Agreement is to be delivered in a form other than cash, withholding for applicable taxes shall be withheld from cash payments before delivery of non-cash things of values.
2. Release of Liability and Covenant Not to Sue
     (a) Employee, on behalf of himself, his heirs, dependents, and administrators, absolutely, irrevocably and unconditionally releases and forever discharges the Corporation from any and all claims, known and unknown, under federal, state or municipal law (including all common law claims) and all federal, state (including Missouri and each other state in which the Corporation transacts business) and local statutes, ordinances and regulations including, but not limited to, claims relating to breach of contract, breach of promise, misrepresentation, wrongful discharge, discrimination on account of age, race, sex, religion, national origin, military status, disability or other such characteristics protected by law or retaliation for the exercise of any right, including refusal to participate in any action, that he may have against the Corporation relating to, or arising out of, his employment with, or separation from employment with the Corporation, whether now apparent or yet to be discovered or which may hereafter develop based on events that have transpired from the beginning of time to the date of his execution of this Agreement, whether or not any action, claim, complaint, grievance or charge has been filed by Employee or on his behalf (collectively “Civil Rights Provisions”). Further, Employee specifically releases the Corporation from any and all claims arising under the following Civil Rights Provisions, in each case as amended and in effect:
(i)	Title VII of the Civil Rights Act of 1964, as amended;

(ii)	the Americans With Disabilities Act of 1990; as amended;

(iii)	the Age Discrimination in Employment Act, as amended; and

(iv)	any same or similar state or local law, ordinance or regulation prohibiting such discrimination in employment.
The Employee specifically recognizes that a portion of the compensation and benefits set forth in Section 1 above is in full satisfaction of any claim the Employee may or could make against the Corporation in connection with his employment thereby, the Corporation’s bonus plans, stock option programs or any other compensation and deferred compensation plan or program of the Corporation applicable to senior or executive employees or employees generally, and the foregoing release is intended to release each and all such obligations and plans. Without limiting the foregoing, if the Employee believes or comes to believe he is or may be due any amount from the Corporation which is not set forth in this Agreement, each such amount is forfeited and forever discharged from payment by the Corporation.
The foregoing shall not prevent the Employee from filing charges with the Equal Employment Opportunity Commission but the Employee agrees he shall not financially benefit from such charges.
     (b) If Employee violates this Agreement by filing a claim against or suing the Corporation, Employee agrees to pay all costs and expenses of defending against such claims incurred by the Corporation or in prosecuting any counterclaim or cross claim based on this Agreement, including reasonable attorney’s fees and all other costs and expenses associated therewith.

3. Waiver of Relief
     This Agreement encompasses all relief, no matter how called, whether now apparent or yet to be discovered, including but not limited to: wages, front pay, back pay, compensatory damages, pension or retirement benefits, punitive damages, liquidated damages, damages for pain, suffering, mental anguish and loss of enjoyment of life, and costs and attorney’s fees.
4. No Admission of Liability
     Execution of this Agreement and compliance with its terms, as provided above, do not constitute an admission by the Corporation that (i) it has treated the Employee or any other person unfairly or unlawfully or (ii) that it engaged in any breach of contract or violation of any Civil Rights Provision or other employment discrimination statute, or any other legal provision, regulation, ordinance order or rule of common law.
5. Return of Property and Non-Disparagement Commitments
     (a) Employee states that he has returned to the Corporation all records relating to the Corporation and its business in whatever medium.
     (b) Employee and Corporation agree that he and it will not, in any way, disparage one another to any person(s) or organization(s), including, without limitation, any employee of the Corporation.
     (c) The Employee shall, by the close of business on the Effective Date, return to the Corporation all computers and other property that has the capacity to access the Corporation’s technology or communications systems, and by the close of business on the Termination Date, return to the Corporation all cell phones and other items of tangible personal property owned by the Corporation and not returned previously.
     (d) The Corporation shall issue a press release promptly following the parties entering into this Agreement regarding the Employee’s resignation as an officer and a Director of the Corporation, which press release shall be substantially in the form of Exhibit A attached hereto.
     (e) The Corporation will respond to all reference inquiries concerning the Employee by confirming the dates of his employment with the Corporation, unless the parties mutually agree to another statement.
6. Litigation Cooperation
     Employee agrees to cooperate with the Corporation in the prosecution or defense of claims asserted by or against the Corporation. Such cooperation shall include meeting with representatives of the Corporation or the Corporation’s attorneys, or both, divulging to the Corporation any information that the Corporation may request for possible use in litigation, arbitration, or other legal proceeding, and testifying on behalf of the Corporation at the Corporation’s request. If called upon by the Corporation for cooperation under this Section 6, the Corporation shall reimburse the Employee for his reasonable out-of-pocket expenses in connection with such cooperation. If the Employee is named a defendant in any lawsuit arising or alleged to have arisen from his employment with the Corporation prior to the Termination Date, he shall be provided a defense and indemnity or insurance coverage to the extent provided by the By-laws of the Corporation and/or under any policy of insurance in effect on the Termination Date.
7. Non-Competition Agreement; Non-Solicitation and Confidentiality
The Employee agrees that:
     (a) Until after the first anniversary of the Effective Date, he shall refrain, as a principal, partner, co-venturer, employee, agent, servant or independent contractor, from any business activity which is engaged in a business which competes with a business in which the Corporation is engaged as of the Effective Date, including, but not limited to, the production of engineered thermoplastic sheet and rollstock, thermoformed plastic packaging, polymeric compounds and custom engineered wheels.
     (b) Until after the second anniversary of the Effective Date, he shall refrain from soliciting for employment with any business of any type whatsoever individuals who are employees of the Corporation on the Effective Date.
     (c) Until after the second anniversary of the Effective Date, he shall refrain from taking any action to advance a position with respect to the Corporation that has not been specifically approved by the Board of Directors of the Corporation, including, but not limited to, acquiring or accumulating shares of the Corporation with a view to acquiring effective control of the Corporation and commencing, participating or assisting, directly or indirectly, in a solicitation of proxies. Without limiting the foregoing, the Employee will be deemed to have taken an action that advances a position with respect to the Corporation that has not been specifically approved by the Board of Directors of the Corporation if he takes such action individually or becomes a consultant to, employee of, partner or co-venturer with, or agent of a fund, trust, person, firm or corporation that has or intends to take a position with respect to the Corporation that has not been specifically approved by the Board of Directors.
     (d) The Employee will not divulge to others or use for his or her own benefit or for the benefit of others any confidential information, including correspondence and other records, whether or not reduced to writing, which the Employee may have acquired from Spartech or others by reason of the Employee’s employment with Spartech; it being expressly understood that all such information, lists, correspondence and other writings are confidential and shall remain the sole property of Spartech and shall not be removed or transcribed for removal by the Employee before or after the Effective Date.
     (e) The Employee will not, subsequent to the Termination Date, speak, directly or indirectly, to members of the investment community, stock or business analysts concerning the Corporation or its business or operations until after the first anniversary of the Effective Date.
     (f) Any breach or threatened breach of any one or more of the provisions this Section 7 would cause immediate, material and irreparable harm to the Corporation and that money damages would not provide an adequate remedy to the Corporation. The Corporation shall have all of the rights and remedies available under law or equity, including, but not limited to, injunctive relief, available to any party enforcing this covenant not to compete. Each of the rights and remedies shall be independent of the other and shall be severally enforceable including, but not limited to, the right to have the covenants specifically enforced by any court of competent jurisdiction and the right to require Employee to account for and pay over to the Corporation all benefits derived or received by him as a result of any such breach of covenant and Employee shall not raise a defense to the granting of any such relief that the Corporation has an adequate remedy at law.
8. Entire Agreement; Counterparts; Amendments
     This Agreement constitutes the entire agreement and understanding of the parties and supersedes all prior negotiations, understandings and agreements, proposed or otherwise, written or oral, concerning the subject matters hereof. This Agreement may be executed in several counterparts each of which shall be deemed to be an original, and all such counterparts when taken together shall constitute one and the same instrument. Furthermore, no modification of this Agreement shall be binding unless in writing signed by each of the parties hereto.
9. Severability
     Should any provision of this Agreement be declared illegal or unenforceable by any court of competent jurisdiction and if such provision cannot be modified to be enforceable (including the general release language), such provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect. However, if any portion of the general release language in Section 2 is ruled unenforceable for any reason, the Corporation and Employee agree to use their best efforts to negotiate in good faith an enforceable general release.
10. Governing Law
     This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, the state in which the Corporation is incorporated, without regard to its principles or provisions of conflicts of laws. Any action brought under this Agreement shall be brought in a court of competent jurisdiction with venue in St. Louis County, Missouri.
11. Judicial Enforcement
     This Agreement may be specifically enforced in judicial proceedings brought in equity in a court of competent jurisdiction.
12. Voluntary and Understanding Execution
     Employee agrees and acknowledges that he has read this Agreement and fully understands the terms and conditions of this Agreement, including the release of claims and waiver of rights, that he has consulted with his attorney and that he enters into this Agreement knowingly, voluntarily, free from duress and as a result of his own free will.
13. Consideration and Revocation Periods
     (a) Employee acknowledges that he has been advised by this writing and previously by the Corporation to consult with an attorney of his choosing concerning his rights in connection with his termination from employment and the terms and conditions of this Agreement, including the release of all claims contained herein.

     (b) Employee acknowledges that he has been advised that, with regard to the release of claims under the Age Discrimination in Employment Act, as amended, he has a legal right to use all or any part of twenty-one (21) days to consider, in consultation with his attorney, whether to sign this Agreement and that, during such period of consideration, the Corporation shall not revoke its offer to enter into this Agreement on the terms and conditions set forth herein.
     (c) Employee acknowledges that he has been advised that, if he signs this Agreement, he can thereafter revoke his execution of this Agreement to the extent of the release of claims under the Age Discrimination in Employment Act (but only to the extent of his release of claims under the Age Discrimination in Employment Act) on or before the close of business on the seventh day after his execution hereof by delivering a written revocation to the Corporation, attention, General Counsel, Spartech Corporation, 120 Central Avenue, Suite 1700, St. Louis, Missouri 63105. For the avoidance of doubt, his release of all claims other than those under the Age Discrimination in Employment Act shall be effective on the date the Employee executes and delivers this Agreement to the Corporation. In the event that the Employee revokes his execution with respect to his release of claims under the Age Discrimination in Employment Act, he will forfeit any rights to health and life insurance continuation under Section 1(h)(iii) above that provides for such coverage in addition to those required under COBRA.
     IN WITNESS WHEREOF, the aforesaid parties have hereunto set their hands and seals as of the date written below.

Witness:	GEORGE A. ABD

/s/ Lisa Abd	/s/ George A. Abd
Date: July 13, 2007	Date:	July 13, 2007

SPARTECH CORPORATION
Attest:
/s/ Jeffrey D. Fisher, Secretary	By:	/s/ Jackson W. Robinson
Jackson W. Robinson
	Title:	Chairman of the Board
	Date:	July 16, 2007

EXHIBIT “A”
PRESS RELEASE:
Abd Resigns as CEO of Spartech
ST. LOUIS, July 16 /PRNewswire-FirstCall — Spartech Corporation (NYSE: SEH) announced today that George A. Abd, its Chief Executive Officer and President, has resigned for personal reasons. He also resigned as a Director of the company. The resignations take effect immediately. Mr. Abd will continue to serve the company in an advisory capacity.
A formal process has been initiated to identify a permanent successor to Mr. Abd. In the interim, Randy Martin, the Chief Financial Officer of Spartech, will also serve as its Chief Executive Officer and President.
Jackson W. Robinson, Chair of Spartech’s Board of Directors, commented “We are indebted to George for his significant contributions as our CEO over the past two years. During his tenure, the Spartech team grew annual revenue from $ 1,275 million to $ 1,477 million, reduced its debt from $ 464 million to $ 285 million, posted seven consecutive quarters of earnings growth, made significant progress in integrating its operations and established a culture focused on strong cash flow and return on investment. While we regret George’s departure, we are delighted that Randy Martin is available to serve in the CEO role on an interim basis. We are also confident that George is leaving the company in a strong condition, ready to pursue significant future objectives. And we are also confident that we will be able in the near term to attract strong future leadership to pursue those objectives.”
Spartech Corporation is a leading producer of engineered thermoplastic sheet materials, polymeric compounds and concentrates, and engineered product solutions. The Company has facilities located throughout the United States, Canada, Mexico, and Europe with sales of approximately $1.5 billion, annually.
SOURCE Spartech Corporation
CONTACT: Randy C. Martin, Chief Financial Officer, 1-314-721-4242,
Web site: http://www.spartech.com
(SEH)